UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 2, 2021

VERACYTE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36156	20-5455398
(State or other jurisdiction of incorporation)	Commission File Number	(IRS Employer Identification No.)

6000 Shoreline Court, Suite 300, South San Francisco, California	94080
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 243-6300

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value, $0.001 per share	VCYT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On February 2, 2021, Veracyte, Inc., a Delaware corporation (“Veracyte”), entered into an Agreement and Plan of Merger (“Merger Agreement”) with Delight Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Veracyte (“Delight Merger Sub I”), Delight Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Veracyte (“Delight Merger Sub II”), Decipher Biosciences, Inc., a Delaware corporation (“Decipher”), and Fortis Advisors LLC, solely in its capacity as the stockholders’ agent. Decipher is a commercial-stage precision oncology company, with a focus in urologic oncology specific to prostate and bladder cancers.

Pursuant to the terms of the Merger Agreement, Delight Merger Sub I will merge with and into Decipher and Decipher shall survive and become a wholly owned subsidiary of Veracyte (the “First Merger”). Promptly following consummation of the First Merger, Decipher will merge with and into Delight Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Veracyte (together, the “Merger”).

Under terms of the Merger Agreement, Decipher Biosciences will become a wholly owned subsidiary of Veracyte. At the effective time of the Merger (the “Closing”), Veracyte will pay $600 million to Decipher security holders, consisting of $250 million in cash and $350 million in stock consideration, subject to customary purchase price adjustments for cash, unpaid indebtedness, unpaid transaction expenses and the aggregate exercise prices of all Decipher options. The number of Veracyte shares issued at the Closing shall be based on an agreed price of $54.30 per share, resulting in a maximum issuance of 6.4 million common shares. However, without changing the total consideration paid at the Closing, Veracyte has the option, at its sole discretion, until no later than the earlier of March 15, 2021 and the fourth business day following the closing of any potential equity financing, to substitute cash in lieu of shares in any amount up to the entire stock portion of the consideration, or $350 million. Veracyte has agreed to register the stock consideration, if any, on a Registration Statement on Form S-4 to be filed by March 1, 2021.

The Merger Agreement contains customary representations, warranties, covenants and agreements of Decipher and Veracyte. The Closing is anticipated to occur by May 2021 and is subject to customary closing conditions, including approval by the Decipher stockholders and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Merger Agreement also provides customary termination rights to each of the parties.

Tina S. Nova, Ph.D., the President and Chief Executive Officer of Decipher, was previously a member of Veracyte’s board of directors. In addition, Robert S. Epstein, MD MS is a member of each of the Veracyte and Decipher board of directors. In connection with Veracyte submitting a proposal to acquire Decipher, Dr. Nova and Dr. Epstein recused themselves from participating in the process for considering the proposal and all negotiations as directors of Veracyte, and in Dr. Epstein’s case, as a director of, Decipher, in order to avoid any appearance of a conflict of interest.

The foregoing description of the Merger Agreement is included to provide you with information regarding its terms. It does not purport to be a complete description of the terms of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which will be filed with Veracyte’s Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2021, and as an exhibit to the Registration Statement on Form S-4 to be filed by Veracyte in connection with the Merger, if applicable.

Stockholder Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain stockholders of Decipher, and certain of their affiliates have entered into stockholder agreements with Veracyte (the “Stockholder Agreements”), pursuant to which such persons and entities have agreed to vote their respective shares of capital stock of Decipher for the approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated thereby, and against any alternative transactions.

The persons and entities signing the Stockholder Agreements currently beneficially own an aggregate of approximately 73% of the outstanding Decipher capital stock, on an as-converted to common stock basis. A copy of the form of Stockholder Agreement will be filed as an exhibit to the Registration Statement on Form S-4 if filed by Veracyte in connection with the Merger.

Press Release

On February 3, 2021, Veracyte issued a press release announcing the execution of the Merger Agreement (the “Merger Press Release”). The Merger Press Release is being filed as Exhibit 99.1 to this Current Report on Form 8-K.

Item 2.02.	Results of Operations and Financial Condition.

On February 3, 2021, Veracyte issued a press release furnished as Exhibit 99.2 to this Current Report on Form 8-K (the “Financial Announcement Press Release” and, together with the Merger Press Release, the “Press Releases”) that, among other things, announced certain preliminary financial and operating results for the fourth quarter and year ended December 31, 2020, including that Veracyte expects to report that it generated total revenue of between $34.0 million and $35.0 million, and that its product and testing volume was between 13,000 and 13,200 tests, in each case for the fourth quarter of 2020. Veracyte also expects to report total revenue of between $117.0 million and $118.0 million and product and testing volume of between 44,400 and 44,600 tests for the full year ended December 31, 2020. In addition, Veracyte expects to report cash and cash equivalents of between $345.0 million and $350.0 million as of December 31, 2020.

Veracyte’s audited financial statements for the three months and year ended December 31, 2020 are not yet available. Accordingly, Veracyte’s preliminary revenue and cash information in the Financial Announcement Press Release is an estimate and subject to the completion of Veracyte’s financial closing procedures and any adjustments that may result from the completion of the audit of Veracyte’s financial statements. The preliminary revenue and cash information in the Financial Announcement Press Release may differ materially from the actual results that will be reflected in Veracyte’s audited financial statements when they are completed and publicly disclosed.

The information in this Item 2.02 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)

On February 2, 2021, and prior to the execution of the Merger Agreement, Dr. Nova resigned as a member of Veracyte’s board of directors, and any committees thereof. Dr. Nova’s resignation is not the result of any disagreement with Veracyte on any matter relating to its operations, policies or practices. Upon the closing of the Merger, Veracyte anticipates that Dr. Nova will serve as the general manger for its urologic cancers business unit.

Item 7.01.	Regulation FD.

In the Merger Press Release, on February 3, 2021, Veracyte also announced certain financial and operating information for Decipher, including that Decipher generated total revenue of $12.1 million and $16.5 million for the years ended December 31, 2018 and 2019, respectively, and that its genomic testing volume was 10,655 and 11,538 for such periods, respectively.

In addition, based on information provided by Decipher, Veracyte announced that for the three months ended December 31, 2020, on a preliminary, unaudited basis, Decipher’s total revenue was between $39.0 million and $40.0 million, including between $11.75 million and $12.25 million in the three months ended December 31, 2020 and its overall genomic testing volume for 2020 was between 15,500 and 16,500. Decipher’s revenue for the three months and year ended December 31, 2020, have not been audited and are subject to change in connection with the completion of Decipher’s financial statements for the year ended December 31, 2020.

Forward-Looking Statements

This Current Report on Form 8-K, including the Press Releases, contains “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act which involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements regarding the anticipated acquisition of Decipher; statements regarding the expected timing for completion of the transaction; statements related to the expected benefits of the proposed transaction, including but not limited to, the acceleration of Veracyte’s revenue and path to profitability, the accretiveness to Veracyte’s gross margin, and the expansion of Veracyte’s total addressable market opportunity; statements regarding Veracyte and Decipher’s total revenue and genomic test volume for 2020; and statements regarding the commercial launch of the Decipher Bladder test and Decipher’s kidney cancer test, the breadth and depth of Veracyte’s product offerings in cancer diagnostic testing, and the ability of Decipher GRID to augment Veracyte’s biorepositories. You can identify these statements by the use of terminology such as “believe”, “expect”, “will”, “should,” “could”, “estimate”, “anticipate” or similar forward-looking terms. You should not rely on these forward-looking statements as they involve risks and uncertainties that may cause actual results to vary materially from the forward-looking statements. Factors that might contribute to such differences include, among others, the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may not grant a required regulatory approval; delay in closing the transaction or the possibility of non-consummation of the transaction; the risk of stockholder litigation in connection with the contemplated transaction; the retention of Decipher employees and Veracyte’s ability to successfully integrate the Decipher business; risks inherent in the achievement of anticipated synergies and the timing thereof; and the finalization of Veracyte’s and Decipher’s financial results for the fourth quarter and full year 2020 and the audit of their respective 2020 financial statements. For more information regarding the risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements, as well as risks relating to Veracyte’s business in general, Veracyte refers you to the “Risk Factors” section of Veracyte’s Securities and Exchange Commission (“SEC”) filings, including Veracyte’s most recent Form 10-K and 10-Q, which are available on the Investor Relations page of Veracyte’s website at https://investor.veracyte.com/ and on the SEC website at www.sec.gov. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Veracyte’s and Decipher Biosciences businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Veracyte undertakes no obligation to update any of these forward-looking statements for any reason after the date of this communication or to conform these statements to actual results or revised expectations, except as required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information May be Filed with the SEC

Veracyte may file with the SEC a registration statement on Form S-4, which, if filed, will include a prospectus of Veracyte. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS IF FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERACYTE, DECIPHER, THE PROPOSED TRANSACTION AND RELATED MATTERS. If filed, investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on Veracyte’s website at https://investor.veracyte.com.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit Title or Description

99.1	Press Release issued by Veracyte, dated February 3, 2021.

99.2	Press Release issued by Veracyte, dated February 3, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 3, 2021

VERACYTE, INC.

By:	/s/ Keith Kennedy
Name:	Keith Kennedy
Title:	Chief Financial Officer and Chief Operating Officer
(Principal Financial Officer)

Exhibit 99.1

For Immediate Release

Veracyte To Acquire Decipher Biosciences

Further solidifies global leadership in differentiated, genomics-driven cancer diagnostics

Expands TAM with presence in 7 of the 10 most common cancers

Expected to accelerate revenue growth

Tina Nova, Ph.D., Decipher Biosciences’ president and CEO, has left Veracyte’s board and will become Veracyte’s GM, urologic cancers

Investor conference call and webcast today at 8:00 a.m. Eastern Time

SOUTH SAN FRANCISCO, CA, and SAN DIEGO, CA, February 3, 2021 — Veracyte, Inc. (Nasdaq: VCYT) and Decipher Biosciences, Inc., a commercial-stage precision oncology company focused on urologic cancers, today announced they have entered into a definitive agreement through which Veracyte will acquire Decipher, further solidifying Veracyte’s global leadership in the genomic cancer diagnostics market while accelerating revenue growth.

“By combining Decipher Biosciences’ leadership in urologic cancers with our comprehensive genomic testing menu, Veracyte will be able to serve patients across the clinical care continuum in 7 of the 10 most prevalent cancers in the United States with highly differentiated and clinically impactful tests, significantly accelerating revenue growth and driving shareholder value. Further, with our best-in-class nCounter diagnostics platform, we are well-positioned to deliver comprehensive genomic cancer testing to physicians and their patients worldwide,” said Bonnie Anderson, Veracyte’s chairman and chief executive officer. “I am also delighted that Dr. Tina Nova, Decipher’s president and CEO, and a veteran diagnostics industry leader, will join Veracyte as general manager, urologic cancers, and that Decipher’s talented employees will also join our team.”

Dr. Nova has been a member of Veracyte’s board since 2015, but was not involved in Veracyte’s deliberations regarding the transaction and is resigning from the Veracyte board in connection with the transaction.

Decipher has established a market-leading position for its comprehensive portfolio of tests in urologic cancers, which leverage whole transcriptome analysis and proprietary machine learning algorithms to improve patient decision-making across the clinical care continuum and accelerate adoption of new therapies. Collectively, Decipher’s genomic tests have been used by more than 3,200 urologists and radiation oncologists, including at all 28 National Comprehensive Cancer Network (NCCN) centers in the United States. The Decipher Prostate Biopsy and post-radical prostatectomy (RP) tests are included in NCCN guidelines and the Decipher Prostate RP test is the only genomic molecular diagnostic test recommended in NCCN guidelines for use in patients with localized prostate cancer. They are also broadly reimbursed by Medicare and private payers and included in practice-changing clinical trials, with growing adoption within the urology community. Further, the company’s Decipher Bladder test is expected to launch commercially in 2021 and its kidney cancer test is in development. Decipher GRID, a large, well-annotated urologic cancer database, is fueling the company’s biopharmaceutical partnerships and product innovation.

“Our goal is to enable better treatment decisions and patient outcomes in urologic cancers by providing valuable information about the underlying biology of a patient’s tumor,” said Dr. Nova. “Our team has made significant progress in advancing our mission and is thrilled to join Veracyte to benefit from their expertise and infrastructure, accelerating commercial expansion of our tests in the United States and globally.”

Global Leadership in Genomic Diagnostics for Cancer

Veracyte currently offers high-value advanced genomic tests that address unmet clinical needs at multiple points in the care continuum for lung cancer, breast cancer, thyroid cancer and interstitial lung diseases, and its lymphoma subtyping test is in development. With the addition of Decipher’s genomic tests in prostate, bladder and kidney cancers, Veracyte will provide an expanded comprehensive testing menu and, with the nCounter system, is uniquely positioned to make its tests available to physicians and their patients in global markets, where hospitals and laboratories can perform them locally. Veracyte estimates that approximately 1.1 million patients in the United States alone, based on cancer incidence, will potentially be able to benefit from the company’s comprehensive menu of advanced genomic tests.

In addition, the Decipher GRID is expected to augment Veracyte’s extensive biorepositories, further positioning Veracyte to advance biopharmaceutical company partnerships and its pipeline development efforts.

The transaction will also provide Veracyte with increased operational flexibility by including Decipher Bioscience’s state-of-the-art facilities in Southern California and its highly qualified team.

Revenue Growth Acceleration

Decipher Biosciences grew its 2020 total revenue by more than 130% to approximately $39 million to $40 million, compared to $16.5 million in 2019. This included total revenue between $11.75 million and $12.25 million for the three months ended December 31, 2020. Decipher’s genomic test volume for 2020 was between 15,500 and 16,500. The annualized total revenue for the combined company based on the midpoint of the total revenue that each company expects to report for the three months ended December 31, 2020 is approximately $186 million. Veracyte expects the acquisition of Decipher Biosciences to significantly accelerate its revenue growth in 2021 and to expand the near-term addressable market for Veracyte’s current and pipeline genomic tests from approximately $10 billion to an estimated $12 billion. Veracyte estimates that the acquisition will further expand its long-term addressable market beyond approximately $50 billion. The transaction is also expected to be accretive to Veracyte’s gross margins and accelerate its path to profitability.

The foregoing revenue amounts are preliminary, have not been audited and are subject to change in connection with the completion of each company’s financial statements for the year ended December 31, 2020.

2

Transaction Terms and Other Information

Under the terms of the definitive agreement, Decipher Biosciences will become a wholly-owned subsidiary of Veracyte. At closing, Veracyte will pay $600 million in total consideration to Decipher security holders, consisting of $250 million in cash and up to $350 million in stock consideration, subject to customary purchase price adjustments. The number of Veracyte shares issued at the closing will be based on a fixed price of $54.30 per share, resulting in a maximum issuance of 6.4 million common shares. However, without changing the total consideration paid at closing, Veracyte has the option, at its sole discretion, until the earlier of March 15, 2021 and the fourth business day following the closing of any potential equity financing, to substitute cash in lieu of shares in any amount up to the entire stock consideration or $350 million. The transaction, which has been unanimously approved by Veracyte’s board of directors and by an independent special committee appointed by the Decipher Biosciences board of directors, is expected to close by May 2021, subject to regulatory approval and the satisfaction of other customary conditions.

Upon finalization of the transaction, Dr. Nova will become general manager of Veracyte’s urologic cancer business unit. Prior to the signing of the transaction, Dr. Nova resigned from Veracyte’s board of directors. Decipher Bioscience’s laboratory and other operations will remain in San Diego.

Advisors

Goldman Sachs & Co. LLC is serving as financial advisor to Veracyte, and Fenwick & West LLP is serving as legal advisor. Evercore Group, LLC is serving as financial advisor to Decipher Biosciences, and Cooley LLP is serving as legal advisor.

Conference Call and Webcast Details

In a separate press release issued today, Veracyte announced its preliminary financial results for the fourth quarter and full year ended December 31, 2020.

The company will host a conference call and webcast today at 8:00 a.m. Eastern Time to discuss the transaction, as well as its preliminary fourth quarter and full-year 2020 financial results. The conference call will be webcast live from the company’s website and will be available via the following link: https://edge.media-server.com/mmc/p/5znyu9t8. The webcast should be accessed 10 minutes prior to the conference call start time. A replay of the webcast will be available for one year following the conclusion of the live broadcast and will be accessible on the company’s website at https://investor.veracyte.com/events-presentations.

The conference call can be accessed as follows:

U.S./Canada participant dial-in number (toll-free):	(855) 541-0980
International participant dial-in number:	(970) 315-0440
Conference I.D.:	2086844

About Decipher Bioscience

Decipher Biosciences is a commercial-stage precision oncology company committed to improving patient care, initially focused on urologic cancers. Decipher’s novel prostate cancer genomic test, Decipher Prostate, provides valuable information about the underlying biology of a patient’s tumor, assisting physicians in their selection of an optimal therapy. Decipher’s differentiated approach measures the biological activity of a patient’s entire tumor genome, known as whole transcriptome analysis, and applies proprietary machine learning algorithms to help physicians improve therapy selection and accelerate adoption of new therapies into the standard of care. Decipher Biosciences is headquartered in San Diego, California.

3

About Veracyte

Veracyte (Nasdaq: VCYT) is a global genomic diagnostics company that improves patient care by providing answers to clinical questions, informing diagnosis and treatment decisions throughout the patient journey in cancer and other diseases. The company’s growing menu of genomic tests leverage advances in genomic science and technology, enabling patients to avoid risky, costly diagnostic procedures and quicken time to appropriate treatment. The company’s tests in thyroid cancer, lung cancer, breast cancer and idiopathic pulmonary fibrosis are available to patients and its lymphoma subtyping test is in development. With Veracyte’s exclusive global license to a best-in-class diagnostics instrument platform, the company is positioned to deliver its tests to patients worldwide. Veracyte is based in South San Francisco, California. For more information, please visit www.veracyte.com and follow the company on Twitter (@veracyte).

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, our statements related to our plans, objectives, expectations (financial and otherwise) or intentions with respect to the anticipated acquisition of Decipher Bioscience; statements regarding the expected timing for completion of the transaction; statements related to the expected benefits of the proposed transaction, including but not limited to, the acceleration of Veracyte’s revenue and path to profitability, the accretiveness to Veracyte’s gross margin, and the expansion of Veracyte’s total addressable market opportunity; statements regarding Veracyte and Decipher’s total revenue and genomic test volume for 2020; and statements regarding the commercial launch of the Decipher Bladder test and Decipher’s kidney cancer test, the breadth and depth of Veracyte’s product offerings in cancer diagnostic testing, and the ability of Decipher GRID to augment Veracyte’s biorepositories. Forward-looking statements can be identified by words such as: “appears,” “anticipate,” “intend,” “plan,” “expect,” “believe,” “should,” “may,” “will,” “positioned,” “designed” and similar references to future periods. Actual results may differ materially from those projected or suggested in any forward-looking statements. These statements involve risks and uncertainties, which could cause actual results to differ materially from our predictions, and include, but are not limited to, the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may not grant a required regulatory approval; delay in closing the transaction or the possibility of non-consummation of the transaction; the risk of stockholder litigation in connection with contemplated transaction; the retention of Decipher employees and Veracyte’s ability to successfully integrate the Decipher Biosciences business; and risks inherent in the achievement of anticipated synergies and the timing thereof. Additional factors that may impact these forward-looking statements can be found in Item 1A – “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on February 25, 2020 and in our Quarterly Report on Form 10-Q filed with the SEC on November 2, 2020. A copy of these documents can be found at the Investors section of our website at www.veracyte.com. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Veracyte’s and Decipher Biosciences businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. These forward-looking statements speak only as of the date hereof and, except as required by law, Veracyte specifically disclaims any obligation to update these forward-looking statements or reasons why actual results might differ, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

4

Important Additional Information May be Filed with the SEC

Veracyte may file with the SEC a registration statement on Form S-4, which, if filed, will include a prospectus of Veracyte. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS IF FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERACYTE, DECIPHER, THE PROPOSED TRANSACTION AND RELATED MATTERS. If filed, investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on Veracyte’s website at https://investor.veracyte.com.

Veracyte, Afirma, Percepta, Envisia, Prosigna, “Know by Design” and the Veracyte, Afirma, Percepta, Envisia and Prosigna logos are registered trademarks of Veracyte in the U.S. and selected countries. Decipher Biopsy, Decipher RP, Decipher Bladder and Decipher GRID are trademarks of Decipher Biosciences. Veracyte has common law rights and pending trademark applications for LymphMark and “More About You.”

nCounter is the registered trademark of NanoString Technologies, Inc. in the United States and other countries and used by Veracyte under license.

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Investor and Media Contact:

Tracy Morris

Vice President of Corporate Communications

    & Investor Relations

650-380-4413

tracy.morris@veracyte.com

5

Exhibit 99.2

For Immediate Release

Veracyte Announces Preliminary Fourth Quarter and Full-Year 2020 Financial Results

SOUTH SAN FRANCISCO, Calif., February 3, 2021— Veracyte, Inc. (Nasdaq: VCYT) today announced preliminary results for the fourth quarter and full year ended December 31, 2020.

The company expects to report total revenue of between $34.0 million and $35.0 million and product and testing volume of between 13,000 and 13,200 tests for the fourth quarter ended December 31, 2020, an increase of 16% and 14% at the midpoint of the range, respectively, compared to the fourth quarter of 2019. The company expects to report total revenue of between $117.0 million and $118.0 million and product and testing volume of between 44,400 and 44,600 tests for the full year ended 2020, compared to $120.4 million and 40,292 tests for full-year 2019. In addition, the company expects to report cash and cash equivalents of between $345.0 million and $350.0 million as of December 31, 2020.

“We continued the strong rebound in our business during the fourth quarter, with revenue and genomic testing and product volume exceeding pre-pandemic levels,” said Bonnie Anderson, Veracyte’s chairman and chief executive officer. “Moreover, I am incredibly proud of our team’s performance throughout 2020 as we advanced our vision of improving outcomes for patients all over the world at every step of their journey. With our comprehensive menu of advanced genomic tests that address unmet needs across the care continuum, our platform for serving global markets and our robust pipeline, we believe we are well-positioned for long-term, sustained growth.”

The preliminary revenue and cash information presented in this press release is based on Veracyte’s current expectations, is unaudited and may be adjusted as a result of, among other things, the completion of Veracyte’s quarterly and annual financial closing procedures and audit by Veracyte’s independent registered public accounting firm. Actual results may differ materially from those disclosed in this press release. Veracyte will report its full financial results and other metrics during its fourth quarter and full-year 2020 financial results later this month.

About Veracyte

Veracyte (Nasdaq: VCYT) is a global genomic diagnostics company that improves patient care by providing answers to clinical questions, informing diagnosis and treatment decisions throughout the patient journey in cancer and other diseases. The company’s growing menu of genomic tests leverage advances in genomic science and technology, enabling patients to avoid risky, costly diagnostic procedures and quicken time to appropriate treatment. The company’s tests in thyroid cancer, lung cancer, breast cancer and idiopathic pulmonary fibrosis are available to patients and its lymphoma subtyping test is in development. With Veracyte’s exclusive global license to a best-in-class diagnostics instrument platform, the company is positioned to deliver its tests to patients worldwide. Veracyte is based in South San Francisco, California. For more information, please visit www.veracyte.com and follow the company on Twitter (@veracyte).

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, our statements related to our financial and operating results for the fourth quarter and full-year ended December 31, 2020. Forward-looking statements can be identified by words such as: “appears,” “anticipate,” “intend,” “plan,” “expect,” “believe,” “should,” “may,” “will” and similar references to future periods. Actual results may differ materially from those projected or suggested in any forward-looking statements. These statements involve risks and uncertainties, which could cause actual results to differ materially from our predictions, and include, but are not limited to: Veracyte’s ability to achieve and maintain Medicare coverage for its tests; the benefits of Veracyte’s tests, the applicability of clinical results to actual outcomes and the effects of the COVID-19 pandemic on Veracyte’s business and performance. Factors that may impact these forward-looking statements can be found in Item 1A – “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on February 25, 2020 and in our Quarterly Report on Form 10-Q filed with the SEC on November 2, 2020. A copy of these documents can be found at the Investors section of our website at www.veracyte.com. These forward-looking statements speak only as of the date hereof and Veracyte specifically disclaims any obligation to update these forward-looking statements or reasons why actual results might differ, whether as a result of new information, future events or otherwise.

Veracyte, Afirma, Percepta, Envisia, Prosigna, “Know by Design” and the Veracyte, Afirma, Percepta, Envisia and Prosigna logos are registered trademarks in the U.S. and selected countries. We have common law rights and pending trademark applications for LymphMark and “More About You.”

#    #    #

Investor and Media Contact:

Tracy Morris

Vice President of Corporate Communications

& Investor Relations

650-380-4413

tracy.morris@veracyte.com